SCHEDULE 13G CUSIP NO. 381119106	PAGE 1 OF 5 PAGES

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. __)*

Golden Minerals Company
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

381119106
(CUSIP Number)

July 30, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

SCHEDULE 13G CUSIP NO. 381119106	PAGE 2 OF 5 PAGES

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                 Scarsdale Equities LLC
                 20-2036440

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(A)☐
                                                          (B)☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

                 New York

NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		185,383
OWNED BY
EACH	6	SHARED VOTING POWER
REPORTING
PERSON		-0-
WITH:
	7	SOLE DISPOSITIVE POWER

		185,383

	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 185,383

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                       ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 5.7% (See Item 4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                 BD

SCHEDULE 13G CUSIP NO. 381119106	PAGE 3 OF 5 PAGES

Item 1(a).	Name of Issuer: Golden Minerals Company, a Delaware corporation (the "Issuer")

Item 1(b).	Address of Issuer's Principal Executive Offices: 350 Indiana Street, Suite 800 Golden, Colorado 80401

Item 2(a).	Name of Person Filing: Scarsdale Equities LLC

Item 2(b).	Address of Principal Business Office: 30 Rockefeller Plaza, Suite 4250 New York, NY 10112

Item 2(c).	Place of Organization or Citizenship: New York

Item 2(d).	Title of Class of Securities: Common Stock, $0.01 par value per share, of the Issuer (the "Common Stock")

Item 2(e).	CUSIP Number: 381119106

Item 3.	This Statement is filed pursuant to Rule 13d-1(b). The Person Filing is:

(a)	☒	Broker or dealer registered under Section 15 of the Act

(b)	☐	Bank as defined in Section 3(a)(6) of the Act

(c)	☐	Insurance company defined in Section 3(a)(19) of the Act

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act

(e)	☐	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

SCHEDULE 13G CUSIP NO. 381119106	PAGE 4 OF 5 PAGES
Item 4.	Ownership:

(a)	Amount Beneficially Owned: 185,383

(b)
Percent of Class: 5.7%

(Based on 3,257,735 shares of Common Stock outstanding, as of August 6, 2009, as reported by the Issuer in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2009)

(c)	Number of Shares as to which the Person has:

(i)	sole power to vote or to direct the vote 185,383

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of 185,383

(iv)	shared power to dispose or to direct the disposition of -0-

Item 5.	Ownership of Five Percent or Less of a Class: Not applicable

Item 6.
Ownership of More Than Five Percent on Behalf of Another Person:

As a broker-dealer, Scarsdale Equities LLC holds a portion of the securities on behalf of its clients, none of whose individual interests exceeds five percent.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company: Not applicable

Item 8.	Identification and Classification of Members of the Group: Not applicable

Item 9.	Notice of Dissolution of Group: Not applicable

SCHEDULE 13G CUSIP NO. 381119106	PAGE 5 OF 5 PAGES

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes of effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 10, 2009

SCARSDALE EQUITIES LLC

By:	/s/ Wade Black
Name: Wade Black
Title: Chief Operating Officer